Syneron Launches New Platforms for Cosmetician and Spa Use at the Cosmoprof Exhibition

YOKNEAM, ISRAEL -- 04/05/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it will be launching its new cosmetic division, 'Syneron Cosmedics™,' at the Cosmoprof international exhibition for aesthetic practitioners and spas in Bologna, Italy, from April 7-10, 2006. The new Cosmedics marketing and sales division at Syneron was created to deliver Syneron's unique elos™ technology to the cosmetic market "with beauty that can be trusted."

At the Cosmoprof, Syneron will be displaying its successful system for the reduction of the appearance of cellulite. Syneron's system, which is approved by the FDA, is the only clinically proven device accessible to the aesthetic community capable of smoothing the uneven skin texture associated with cellulite.

Syneron will also launch, at the Cosmoprof, new elos-based platforms designed to meet the growing need in the aesthetic market for systems which provide the total solution to the full range of facial applications. The new platform which is dedicated to the cosmetic market, treats wrinkles, sagging skin, vascular and pigmented lesions, unwanted hair, and acne with the highest level of safety and efficacy. Syneron will feature a new procedure developed to achieve remarkable results in skin tightening and to improve skin laxity, while avoiding issues of client discomfort associated with wrinkle reduction treatments.

Syneron's aesthetic systems utilizing the elos technology provide the same high level of safety and efficacy to the cosmetic market, as has been proven for the medical market worldwide. The elos technology uses a lower level of optical energy, thereby avoiding any risk of adverse effects. In addition, the Syneron systems incorporate the unique safety feature of active dermal monitoring, as well as contact cooling, which guarantee safe and effective results while ensuring comfort to the client.

Commenting on the creation of the Cosmedics division, Syneron CEO David Schlachet said, "As seen by the enormous attendance at the Cosmoprof exhibition every year, the size of the cosmetic industry worldwide is enormous. Syneron's new Cosmedics division will work directly with Syneron's R&D department to design and develop new, versatile products to address the specific requirements of this large market segment. We believe that the products we are introducing at the Cosmoprof and those in the R&D pipeline will help to secure the same leadership position in the cosmetic clinic and spa market as we have achieved in the medical aesthetic market."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos, are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Syneron Medical Ltd.
Judith Kleinman
VP, Investor Relations
1-888-886-1338
ir@syneron.com